Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2983

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

08000211

Group Secretariat

31st December 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Total Voting Rights

I enclose for your attention a notification dated 31st December 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
JAN 16 2008
THOMSON
FINANCIAL

[Cng/movement/voting/2k71231/dl]

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82 2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Total Voting Rights
Released	07:07 31-Dec-07
Number	8022K

JARDINE MATHESON HOLDINGS LIMITED (THE "COMPANY")
TOTAL VOTING RIGHTS

In compliance with the Disclosure and Transparency Rule 5.6.1R we would like to notify the market of the following:-

As at 31st December 2007, the Company's issued share capital consists of 620,810,322 ordinary shares with voting rights of one vote per share. The Company does not hold any treasury shares.

The above figure of 620,810,322 ordinary shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

31st December 2007

www.jardines.com

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